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EXHIBIT 99.2

                               Letter of Intent

                                 March 8, 2000


Board of Directors
Halis, Inc.
3525 Piedmont Road
7 Piedmont Center
Suite 300
Atlanta, Georgia 30305

     Re: Proposed Merger of HealthWatch, Inc. and Halis, Inc.

Gentlemen:

     This letter will confirm the various discussions that we have had regarding the acquisition by HealthWatch, Inc. a Minnesota corporation (the "Purchaser"), by means of merger of Halis, Inc., a Georgia corporation (the "Seller") into Purchaser or a wholly-owned subsidiary of Purchaser (the "Subsidiary"). Subject to the preparation, execution and performance of a definitive written agreement (the "Agreement") containing such terms, conditions, covenants, representations and warranties as either party may in good faith require, I understand that we have agreed in principle to the following general terms:

1. Basic Transaction.

     On a date to be agreed upon (the "Closing Date"), Seller will merge into Purchaser or Subsidiary under the terms of which each shareholder of Seller will receive that fraction of a share of Purchaser's Common Stock, $.05 par value, equal to $.33 divided by the average closing price of Purchaser's Common Stock on the NASDAQ Small Cap market for the ten days preceding the Closing Date in return for cancellation of each outstanding share of Seller's Common Stock, $.01 par value. The $.33 value referenced in the preceding sentence reflects approximately a 50% premium over the average closing price of Seller's Common Stock for the ten trading days immediately preceding the date of this letter.

2. Representations and Warranties.

     Seller will make the representations and warranties usual and customary in such a transaction, including, without limitation, the following: (a) the clear and unencumbered title of Seller to all of its assets; (b) all of the Seller's personal property in good working condition subject to ordinary wear and tear; and (c) the right and power of Seller to assign all of its license agreements and customer contracts to Purchaser.
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3.  Access.

     Seller will grant Purchaser and its representatives access to the personnel, property, contracts, books and records of Seller and will furnish to Purchaser and its representatives such financial, operating and other information with respect to the business and properties of Seller as Purchaser shall, from time to time, reasonably request. In connection with its examination of Seller, with prior written notice to Seller, Purchaser and its representatives may communicate with any person having business dealings with Seller. All of such access, investigation and communication by Purchaser and its representatives will be conducted in a manner designed not to materially interfere with the normal business of Seller.

4.  Exclusive Dealing.

     In consideration for the expenditures of time, effort and expense to be undertaken by Purchaser in connection with the preparation and execution of the Agreement and Purchaser's investigation of Seller which is a condition precedent to the execution of the Agreement, the Halis Board of Directors will not and will not cause the Seller to, between the date of the execution of this letter and the Closing Date, enter into or conduct any discussions with any other prospective purchaser of the stock or assets of Seller. In addition, the Halis Board of Directors shall use its best efforts to preserve intact the business organization and goodwill of Seller.

5.  Non-Solicitation.

     Purchaser agrees that during the period commencing on the date of the execution of this letter and ending on the Closing Date, or for one year after the termination of this letter, Purchaser shall not, directly or indirectly, solicit or attempt to solicit, any person who is an employee of the Seller at that time, or induce or attempt to induce any employee of the Seller to terminate his or her employment relationship with the Seller.

6.  Disclosure.

      Except as and to the extent required by law or required for the Purchaser or Seller, as the case may be, to obtain financing, due diligence or legal and financial opinions, each party agrees that it will not release or issue any reports, statements or releases pertaining to this letter of intent and the implementation hereof without the prior written consent of the other party hereto.

7.  Costs.

      Each party will be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the proposed merger.


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8.  Conditions.

     The closing of the merger will be conditioned upon (i) Purchaser and Seller obtaining appropriate approval of their respective shareholders; (ii) Purchaser having raised a minimum of $5,000,000 from issuances of equity securities of Purchaser, prior to closing; and (iii) obtaining required governmental and regulatory approvals.

9.  Financing Option.

     Prior to the closing of the merger, Purchaser shall have the unconditional right to purchase up to $1,000,000 of the Seller's Common Stock at $.20 per share, and upon any such financing Purchaser shall have a three month option to invest up to an additional $5,000,000 at the same $.20 per share.

10.   Entire Agreement.

     Except as provided in paragraphs 1, 3, 4, 5 and 9 hereof, which are intended to represent binding agreements of the parties hereto ("Binding Provisions"), this letter is intended to be, and shall be construed only as, a letter of intent summarizing and evidencing the discussions between Purchaser and Seller to the date hereof. Except as otherwise provided in the preceding sentence, the respective rights and obligations of Purchaser and Seller remain to be defined in the Agreement, into which this letter and our prior discussions shall merge. The Binding Provisions constitute the entire agreement by and between the parties, supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided in this letter, the Binding Provisions may be amended or modified only by a writing executed by each of the parties.

11.   Governing Law.

     The Binding Provisions will be governed by and construed under the laws of the State of Georgia without regard to conflict of laws principles.

12.   Termination.

     This letter will automatically terminate, unless extended by mutual consent of the parties, upon the earlier to occur of: (a) the date the Agreement is signed by all parties, or (b) two months after the date this letter is signed by the Seller. In addition, this letter may be terminated earlier upon written notice by Purchaser to Seller unilaterally, for any reason or no reason, with or without cause, at any time; provided however, that the termination hereof will have no effect on the liability of a party for a breach of any of the Binding Provisions. Upon termination of this letter, the parties shall continue to be bound by all of the Binding Provisions other than those



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relating to "Access" and "Exclusive Dealings," which obligations will survive any such termination in accordance with its terms for a period of six months.


13.  Counterparts.

     This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

     If the foregoing correctly expresses our understanding, please indicate your agreement by signing and dating the enclosed copy of this letter in the space indicated below and returning it to me at the above letterhead address. Upon receipt of a signed copy of this letter, I will instruct our attorneys to prepare a draft of the Agreement and related documentation for review by you and your counsel.

                                    Yours very truly,

                                    HEALTHWATCH, INC.


                                    By:   /s/ Paul W. Harrison
                                          --------------------------
                                         Paul Harrison, President

THE FOREGOING CORRECTLY EXPRESSES
OUR UNDERSTANDING,
THIS 8/TH/
DAY OF MARCH, 2000

HALIS, INC.

By:   /s/ Joel Greenspan
     -----------------------------
     Dr. Joel Greenspan, Director



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